SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
American Claims Evaluation, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
025144 10 6
(CUSIP Number)
Mr. Gary Gelman
American Claims Evaluation, Inc.
One Jericho Plaza
Jericho, New York 11753
Telephone (516) 938-8000
(Name, Address and Telephone Number of Person Authorized to Received Notices
and Communications)
July 29, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	025144 10 6

1	NAMES OF REPORTING PERSONS The Edward & Michael Gelman 2008 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		500,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		500,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 4,761,800 shares outstanding at June 24, 2008, as disclosed by the Issuer in its Form 10-KSB for the year ended March 31, 2008.

CUSIP No.	025144 10 6

1	NAMES OF REPORTING PERSONS Gary Gelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		500,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		500,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 4,761,800 shares outstanding at June 24, 2008, as disclosed by the Issuer in its Form 10-KSB for the year ended March 31, 2008.

Item 1. Security and Issuer.
     This Statement relates to the common stock, par value $.01 per share (the “Common Stock”), of American Claims Evaluation, Inc. (the “Company”). The Company’s principal executive offices are located at One Jericho Plaza, Jericho, New York 11753.
Item 2. Identity and Background.
(a)-(c) This Statement is filed by The Edward & Michael Gelman 2008 Trust, a trust established under the laws of the State of New York (the “Trust”) and Gary Gelman (“Gelman”) as investment trustee of the Trust (the “Investment Trustee”).
The principal business of the Trust is to hold certain property for the benefit of Edward and Michael Gelman. The Trust has a principal place of business and principal office at c/o American Claims Evaluation, Inc., One Jericho Plaza, Jericho, New York 11753.
Gelman is the Chairman of the Board, President and Chief Executive Officer of the Company. Gelman is a United States citizen and has a business address at c/o the Company. Gelman is the father of Edward and Michael Gelman.
(d)-(e) None of the Trust or the Investment Trustee has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On May 30, 2008 the Trust was formed and Gelman was named as the Investment Trustee thereof. Gelman gave 500,000 shares of the Common Stock to the Trust on July 29, 2008.
Item 4. Purpose of Transaction.
(a)-(j) The shares of Common Stock owned by the Trust are held for investment purposes.
Except as described in this Item 4, neither the Trust nor the Investment Trustee has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”) or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) Each of the Trust and the Investment Trustee beneficially owns (as defined by Rule 13d-3 under the Act) 500,000 shares, or 10.5% of the shares, of Common Stock outstanding as of June 24, 2008.
(b) Each of the Trust and the Investment Trustee has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 500,000 shares of Common Stock.
(c) Except for the gift of the 500,000 shares to the Trust on July 29, 2008, neither the Trust nor the Investment Trustee effected any transaction in the Common Stock during the past sixty days.
(d) The beneficiaries of the Trust are entitled to receive dividends or proceeds from the sale of shares of Common Stock by the Trust.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Gelman formed the Trust and gave 500,000 shares of Common Stock of the Company thereto. Gelman was named as the Investment Trustee of the Trust and, as such, has sole voting power and investment power over said shares of Common Stock.
Item 7. Material To Be Filed As Exhibits.

Exhibit 1	Joint Filing Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 8, 2008

THE EDWARD & MICHAEL GELMAN 2008 TRUST
By:	/s/ Gary Gelman
Gary Gelman
Investment Trustee

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2008

/s/ Gary Gelman
Gary Gelman

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement